NO ACT

PE
10-2-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15008312

DIVISION OF
CORPORATION FINANCE

October 15, 2015

Scott C. Taylor
Symantec Corporation
scott_taylor@symantec.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 10-15-15

Re: Symantec Corporation
Incoming letter dated October 2, 2015

Dear Mr. Taylor:

This is in response to your letter dated October 2, 2015 concerning the shareholder proposal submitted to Symantec by James McRitchie. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

October 15, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Symantec Corporation
Incoming letter dated October 2, 2015

The proposal relates to director nominations.

There appears to be some basis for your view that Symantec may exclude the proposal under rule 14a-8(e)(2) because Symantec received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Symantec omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Symantec did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it filed definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we waive the 80-day requirement.

Sincerely,

Adam F. Turk
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



October 2, 2015

Via email: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Symantec Corporation - Omission of Stockholder Proposal Submitted by James McRitchie

Ladies and Gentlemen:

Symantec Corporation, a Delaware corporation ("***Symantec***"), hereby notifies the Securities and Exchange Commission (the "***Commission***") that Symantec intends to omit from its form of proxy card and other proxy materials (the "***Proxy Materials***") for Symantec's 2015 annual meeting of stockholders, the stockholder proposal and supporting statement (the "***Proposal***") submitted to Symantec by James McRitchie (the "***Proponent***"). Pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "***Act***"), Symantec requests confirmation that the staff (the "***Staff***") of the Commission will not recommend enforcement action if Symantec excludes the Proposal from its Proxy Materials for the reason discussed below. The Proposal, the accompanying supporting statement, along with copies of all relevant correspondence between Symantec and the Proponent are attached to this letter as Attachment A.

Reasons for Excluding the Proposal

Pursuant to Rule 14a-8(f)(1) under the Act, Symantec may exclude the Proposal from the Proxy Materials because the Proponent submitted the Proposal after the deadline (the "***Deadline***") for submission of shareholder proposals disclosed in Symantec's definitive proxy statement for its 2014 annual meeting of stockholders.

Discussion

Under Rule 14a-8(e)(1), a shareholder proposal for a regularly scheduled annual meeting must be submitted before the deadline listed in the company's prior year proxy statement. Rule 14a-8(e)(2) establishes the method for a company to properly determine the deadline for submission of shareholder proposals for a company's regularly scheduled annual meeting:

> "[The proposal] must be received at the company's executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."

In accordance with the requirements of Rule 14a-8(e)(1) and 14a-8(e)(2), Symantec's definitive proxy statement for its 2014 annual meeting of stockholders, which was first sent to stockholders on September 10, 2014, included the following statement under the heading

"Requirements for Stockholder Proposals to be Considered for Inclusion in Our Proxy Materials" (emphasis added):

> "Stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at Symantec's 2015 annual meeting must be received by us not later than ***May 11, 2015*** in order to be considered for inclusion in Symantec's proxy materials for that meeting."

Therefore, in order to comply with the Deadline, a proposal for inclusion in the Proxy Materials must have been received by Symantec by Monday, May 11, 2015. As reflected in the email provided under Attachment A, the Proposal was sent on July 19, 2015, over two months after the Deadline.

The Staff has strictly construed the Rule 14a-8 deadline in the past and has permitted companies to exclude from their proxy materials those proposals received at the companies' principal executive offices even one day after the deadline for receipt. *See, e.g., RBC Life Sciences, Inc.* (July 22, 2015) (permitting the exclusion of a proposal received over three months after the deadline stated in the previous year's proxy statement); *Caesars Entertainment Corporation* (March 20, 2015) (permitting exclusion of a proposal received less than two months after the deadline stated in the previous year's proxy statement); *EMC Corporation* (March 6, 2015) (permitting the exclusion of a proposal received 61 days after the submission deadline); and *PepsiCo, Inc.* (January 3, 2014) (permitting the exclusion of a proposal received three days after the submission deadline). Supporting these interpretations in its no-action letters, the Staff has informed shareholders that they should submit proposals "well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices." Staff Legal Bulletin No. 14 (July 13, 2001).

In view of the foregoing, Symantec has concluded that it may exclude the Proposal from the Proxy Materials in reliance on Rule 14a-8(f)(1) under the Act.

Request for Waiver

In connection with the foregoing request, we also respectfully request a waiver of the Commission's requirement under Rule 14a-8(j)(1) that Symantec file with the Commission its reasons for exclusion of the Proposal from the Proxy Materials no later than 80 calendar days before the filing of Symantec's Proxy Materials because the Proponent failed to submit the Proposal by Symantec's Deadline. Further, please note that Symantec filed its Proxy Materials with the Commission on September 10, 2015, or 53 calendar days after the Proponent submitted the Proposal to Symantec. The Staff has previously granted waivers of Rule 14a-8(j)(1) under similar circumstances and has found "good cause" to waive the 80-day requirement in Rule 14a-8(j) where the untimely submission of a proposal prevented a company from satisfying the 80-day provision. See, e.g., Staff Legal Bulletin No. 14B (Sept. 15, 2004) (indicating that the "most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed"); *Caesars Entertainment Corporation* (March 20, 2015) (granting a waiver of the 80-day requirement where the company received the shareholder proposal 77 days prior to the date that the company intended to file its definitive proxy materials); *American Express Co.* (Mar. 14, 2014) (waiving the 80-day requirement when the proposal was received after the 80-day deadline had passed); *Sterling Financial Corp.* (Mar. 27, 2013);(waiving the 80-day requirement when the proposal was received by the company after the submission deadline); and *PetSmart, Inc.* (April 22, 2010) (granting a waiver of the 80-day requirement where the company was not made aware of the shareholder proposal until approximately three months after the company's deadline for submission). In consideration of our waiver request, Symantec acknowledges that it could have acted more quickly in informing the Staff of its intention to exclude the Proposal; however, Symantec does not believe its delay should prejudice the proper outcome in this case since Symantec would have had to seek a waiver of the 80-day requirement at any time it sought to exclude the Proposal. Over the last five years, the Company has had a consistent pattern of filing its proxy statement for its annual meeting of stockholders in late August or early September. Had the Proposal been filed in any of those years, it would have been submitted less than 60 days before the filing of the Symantec's proxy statement. For the foregoing reasons, we believe good cause for a waiver exists.

* * *

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should the Staff have questions or desire any additional information in support of our position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(j) response. In this case, please contact Scott C. Taylor by telephone at (650) 527-6634 or by email at scott_taylor@symantec.com.

This request is being submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D (Nov. 7, 2008). Accordingly, we are not enclosing the additional six copies ordinarily required by Rule 14a-8(j). Pursuant to Rule 14a-8(j)(1) under the Act, a copy of this letter and the attachments is being sent via e-mail ***FISMA & OMB Memorandum M-07-16*** to John Chevedden, pursuant to the Proponent's request.

Finally, please note that although the third bullet under Section C(6)(c) of the Staff Legal Bulletin No. 14 (July 13, 2001) and Rule 14a-8(f) does not require Symantec to provide a written notice of procedural deficiency to Proponent regarding the Proposal because the deficiency cannot be remedied, please note that as reflected in the email dated July 20, 2015 provided under Attachment A, Symantec provided a deficiency notice to the Proponent stating that the Proposal was received after the Deadline.

Sincerely,



Scott C. Taylor
Executive Vice President, General Counsel and Secretary
Symantec Corporation

Enclosures

cc: Greg King, Symantec Corporation
James McRitchie

Attachment A

James McRitchie

FISMA & OMB Memorandum M-07-16

Scott C. Taylor, EVP
General Counsel & Secretary
Symantec Corporation
350 Ellis Street
Mountain View, California 94043
Attn: Corporate Secretary
Phone: 650-527-8000

Via email: Scott_Taylor@symantec.com

Dear Corporate Secretary,

I am pleased to be a shareholder in Symantec Corporation and appreciate the leadership our company has shown on numerous issues. I believe our company has unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

I am submitting the attached shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year, and I pledge to continue to hold stock until the date of the next shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms I am delegating John Chevedden to act as my agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

Sincerely,



James McRitchie

July 18, 2015
Date

cc: Sean Hazlett, Investor Relations sean_hazlett@symantec.com

[SYMC – Rule 14a-8 Proposal, July 18, 2015]
Proposal [4] - Proxy Access for Shareholders

RESOLVED: Shareholders of Symantec Corporation (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

Supporting Statement: The SEC's proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf), which was to apply to all companies subject to SEC proxy rules, was vacated after a 2011 decision in *Business Roundtable v. SEC* that the SEC had failed to conduct adequate an cost-benefit analysis. Therefore, proxy access rights must be established on a company-by-company basis. Subsequently, CFA Institute's *Proxy Access in the United States: Revisiting the Proposed SEC Rule* (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1) performed a cost-benefit analysis and found proxy access:

- Would "benefit both the markets and corporate boardrooms, with little cost or disruption."
- Has the potential to enhance board performance, raising US market capitalization by up to $140.3 billion

Enhance shareholder value. Vote for:

Proxy Access for Shareholders – Proposal [4]

Notes:
James McRitchie, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

From: Simona Katcher
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Scott Taylor (Legal)
Subject: RE: Rule 14a-8 Proposal (SYMC)``

Good morning, Mr. Chevedden.

Per my e-mail, below is the e-mail I sent on 20 July 2015 informing you that the deadline to submit a stockholder proposal to be included in our proxy materials was 11 May 2015.

Kind regards,
Simona

From: Simona Katcher
Sent: Monday, July 20, 2015 10:55 AM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Scott Taylor (Legal)
Subject: RE: Rule 14a-8 Proposal (SYMC)``

Good morning, Mr. Chevedden.

Thank you for your e-mail, and Mr. McRitchie's stockholder proposal. However, please be advised that the deadline to submit a stockholder proposal to be included in our proxy materials was 11 May 2015. Please see "*Requirements for Stockholder Proposals to be Considered for Inclusion in Our Proxy Materials*" on page 68 of our 2014 Proxy Statement, which may be found at: http://www.sec.gov/Archives/edgar/data/849399/000119312514332219/d752161ddef14a.htm#toc752161_54.

Please do not hesitate to contact me should you or Mr. McRitchie have any questions.

Kind regards,
Simona

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Sunday, July 19, 2015 10:46 AM
To: Scott Taylor (Legal)
Cc: Simona Katcher
Subject: Rule 14a-8 Proposal (SYMC)``

Dear Mr. Taylor,
Please see the attached rule 14a-8 proposal.
Sincerely,
John Chevedden

From: Simona Katcher
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Scott Taylor (Legal)
Subject: RE: Rule 14a-8 Proposal (SYMC)

Good morning, Mr. Chevedden.

Per my e-mail on 20 July 2015, please be advised that the deadline to submit a stockholder proposal to be included in our proxy materials was 11 May 2015. Please see "*Requirements for Stockholder Proposals to be Considered for Inclusion in Our Proxy Materials*" on page 68 of our 2014 Proxy Statement, which may be found at:
http://www.sec.gov/Archives/edgar/data/849399/000119312514332219/d752161ddef14a.htm#toc752161_54.

Please do not hesitate to contact me should you or Mr. McRitchie have any questions.

Kind regards,
Simona

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, September 29, 2015 10:47 AM
To: Scott Taylor (Legal)
Cc: Office of Chief Counsel
Subject: Rule 14a-8 Proposal (SYMC)

Mr. Scott C. Taylor
Corporate Secretary
Symantec Corp. (SYMC)
350 Ellis Street
Mountain View CA 94043
PH: 408-517-7342

Dear Mr. Taylor,
Please supplement the company 2015 definitive proxy by including this rule 14a-8 proposal which seems to have been overlooked.
Sincerely,
John Chevedden

cc:
James McRitchie

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

------ Forwarded Message
From: John Chevedden ***FISMA & OMB Memorandum M-07-16***
Date: Sun, 19 Jul 2015 10:46:11 -0700

To: "Scott C. Taylor" <Scott_Taylor@symantec.com>
Cc: "Simona B. Katcher" <Simona_Katcher@symantec.com>
Conversation: Rule 14a-8 Proposal (SYMC)``
Subject: Rule 14a-8 Proposal (SYMC)``

Dear Mr. Taylor,
Please see the attached rule 14a-8 proposal.
Sincerely,
John Chevedden